Exhibit 99(a)(1)(E)
Blue Owl Real Estate Net Lease Trust
(ORENT)
Repurchase Offer calendar

3Q 2023
Status	Closed
Link to documents	Link here
Commencement date	8/31/2023
Expiration date (by 7:00PM ET)	9/29/2023
Anticipated payment date	~10/4/2023
Repurchase Price Class S Class D Class I	$10.2601 $10.1507 $10.3234

Repurchase Process
ORENT is not available to members of the public, and no offering is being made or should be inferred. Please ensure that you carefully review the Repurchase Offer materials.
Step 1
Download the Repurchase Form from the link here.
Step 2
•Complete sections 1-4, including signing and dating the form. Please ensure that you work directly with your financial professional to ensure that the correct forms and steps are followed for processing.
•Custodial-held accounts will require forms submitted through the corresponding custodian. Please note that there may be additional internal paperwork required by the custodian, as well as additional internal processing time.
Step 3
Submit paperwork to your financial professional or directly to the transfer agent for processing per the instructions below.

How to submit repurchase paperwork
Once completed, send the paperwork to:
DST Systems Inc.
Attention: Blue Owl Real Estate Net Lease Trust
Email: blueowl.repurchases@dstsystems.com
Regular mail: P.O. Box 219398, Kansas City, MO 64121-9398
Overnight mail: 430 W 7th Street, Suite 219398, Kansas City, MO 64105

Frequently asked questions
Do I need to take any action if I decide not to participate in the repurchase offer?
No.
Do shares of ORENT have industry-registered CUSIPs?
Yes, ORENT has registered CUSIPs for each share class:
•Class S – 67180K106
•Class D – 67180K304
•Class I – 67180K205
Please note that some custodians may utilize their own internal identifier for these share classes.
When can an investor participate in a repurchase offer in ORENT?
ORENT intends to conduct a quarterly repurchase offer in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), pursuant to any relief or exception thereto. The board of trustees of ORENT, however, may amend, suspend, or terminate the share repurchase program at any time if the board deems such action to be in ORENT’s best interest and in the best interest of its shareholders. As a result, share repurchases may not be available each quarter.
I've submitted a repurchase request, but can I withdraw that request before the deadline?
A shareholder may withdraw his or her repurchase request by completing a Notice of Withdrawal form and sending the form to the transfer agent, directly or through the shareholder’s financial intermediary, or by emailing blueowl.repurchases@dstsystems.com & Servicedesk@blueowl.com. Repurchase requests must be canceled before the expiration of the tender offer.
If my repurchase request has been accepted, when will I receive the proceeds?
Payment for properly tendered shares (which are not timely withdrawn) will be made promptly following expiration of the Offer.
How is the share repurchase price determined?
The share repurchase price is based on the NAV per share of the month immediately preceding the commencement of the offer.
Are there repurchase limitations?
Yes. In the event ORENT repurchases some but not all of the shares submitted for repurchase during any quarter, shares submitted for repurchase for that quarter’s repurchase offer will be repurchased on a pro-rata basis. ORENT may repurchase fewer shares than have been requested in any particular month to be repurchased, or none at all, in ORENT’s discretion at any time. In addition, the aggregate NAV of total repurchases of Class S, Class D, and Class I shares (including repurchases at certain non-US investor access funds primarily created to hold shares of ORENT applicable to the repurchased shares) will be limited to no more than five percent (5%) of ORENT’s aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months), unless ORENT elects to increase such amount in compliance with Rule 13e-4 under the Exchange Act, as applicable. ORENT may also determine to offer to repurchase fewer shares or none at all in a particular quarter, in ORENT’s discretion at any time.
What happens if my repurchase request is not submitted in time or not satisfied for the current month?
All unsatisfied repurchase requests must be resubmitted after the commencement of the next repurchase period, as applicable.
What happens if my request was deemed “not in good order” and has not been “cured” by the repurchase deadline?
The request will not be considered for the Offer. All unsatisfied repurchase requests must be resubmitted after the commencement of the next repurchase period, as applicable.
Is my sale of shares in the repurchase offer a taxable transaction?
For most shareholders, yes. We anticipate that US shareholders, other than those that are tax-exempt, who sell shares in the repurchase Offer will recognize gain or loss for US federal income-tax purposes generally equal to the difference between the proceeds that they receive for the shares sold and their adjusted tax basis in the shares. The sale date for tax purposes will be the date we accept shares for purchase. Please consult your tax advisor for details regarding your specific tax treatment and obligations.
Still have questions?
Contact the Blue Owl Service Desk by emailing ServiceDesk@blueowl.com.